SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	September	2007
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated September 7, 2007.

DOCUMENT 1

Rogers and RIM Introduce GPS-enabled BlackBerry
Curve 8310 Smartphone in Canada

Toronto & Waterloo, ON– September 7, 2007 – Rogers Wireless (TSX: RCI; NYSE:RCI) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® Curve™ 8310 smartphone, complete with built-in Global Positioning System (GPS) and mapping software.  The smallest and lightest full QWERTY BlackBerry® handset is packed with powerful and convenient features for both business and personal use and can now pinpoint its location through built-in GPS.

The BlackBerry Curve 8310 features a smooth and comfortable handset design and delivers the renowned mobile communications experience that BlackBerry smartphone users have come to know and love.  It offers exceptional email, messaging and phone features together with fast web browsing, enhanced multimedia capabilities, a 2 megapixel camera, an easy-to-use QWERTY keyboard and an intuitive trackball navigation system.  With the BlackBerry Curve 8310, it’s easy for Canadians to get where they’re going, connect with friends, family and co-workers, and access important information on the go.

“As Canada’s largest wireless carrier with the most reliable network, Rogers is proud to offer Canadians innovative and cutting-edge products,” said John Boynton, Senior Vice President & Chief Marketing Officer. “The award-winning BlackBerry email solution that users know and love, combined with the addition of multimedia features such as GPS, will make the BlackBerry Curve 8310 a very attractive device to our customers.”

"The BlackBerry Curve 8310 brings personal productivity and flexibility to a whole new level,” said Mike Lazaridis, President and Co-CEO at Research In Motion.  “The built-in GPS and mapping capabilities add another incredibly useful dimension to the smartphone that users quickly appreciate.”

The new BlackBerry Curve 8310 from Rogers features:

▪	A small and stylish design with smooth edges, titanium toned finish and chrome highlights. It measures 107mm x 60mm x 15.5mm and weighs approximately 111 grams.
▪	Built-in GPS, BlackBerry® Maps, and TeleNav® Navigator, for accurate turn by turn directions.
▪
A 2 megapixel camera with 5x digital zoom, built-in flash, self-portrait mirror and full screen viewfinder. The camera can capture images in up to three picture quality and size resolutions that can be quickly shared via email, MMS, BlackBerry® Messenger or Bluetooth®.  Photos can also be set as a unique caller IDs or Home Screen image.

▪	EDGE/GPRS/GSM connectivity operating on Roger's high speed nationwide network, with roaming in 200 countries for voice and 127 countries for data
▪
Premium phone features including noise cancellation technology to offset background noise, Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated 'send', 'end', and 'mute' keys, low-distortion speakerphone, and Bluetooth (2.0) support for hands-free use with headsets, car kits and Bluetooth peripherals.

▪	A microSD expandable memory slot for additional data storage

▪	A built-in spell checker with user-customizable dictionary to help ensure accuracy of emails and other text entries.
▪
A powerful new media manager application included with the BlackBerry® Desktop Manager software.  The Roxio® Media Manager for BlackBerry®, which was developed with Sonic® and based on the award-winning Roxio Easy Media Creator® 9, introduces a new level of simplicity, allowing users to easily search for media files on their computer, view and organize them, create MP3 music files from CDs, add audio tags, create playlists and automatically copy or convert pictures, music and videos for optimal playback.

▪	A 3.5mm stereo headset jack, support for Bluetooth stereo audio profile (A2DP/AVRCP), and dedicated volume controls.
▪	Support for polyphonic, mp3 and MIDI and RealTrax ringtunes.
▪	Support for instant messaging with BlackBerry Messenger, Google® Talk and Yahoo!® Messenger pre-loaded.
▪	BlackBerry® Internet Service support that allows access to up to 10 personal and corporate email accounts, including most popular ISP email accounts.
▪	BlackBerry® Enterprise Server support for enterprise deployments, enabling advanced security and IT administration within IBM® Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments.
▪	Support for downloading music directly to the device using Rogers Music Store.

Accessories for the BlackBerry Curve 8310, including premium leather holsters and totes, an automotive charger, and Bluetooth® headsets, are available at www.shopblackberry.com.

Availability & Pricing
The BlackBerry Curve 8310 will be available in Canada from Rogers Wireless in retail and business channels beginning September 11 for $299.99, with activation of a minimum $40 voice plan and data plan for a three year term.

About Rogers Wireless
Rogers Wireless is Canada's largest wireless voice and data communications services provider with offices in Canadian cities across the country, with 7 million customers, and two powerful brands: Rogers Wireless and Fido. Rogers Wireless, which operates Canada's largest and most reliable integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast, is Canada's only carrier operating on the GSM/GPRS technology platform, the world standard for wireless communications technology and the only technology that enables roaming around the world in 200 countries for voice and 127 for data. The company is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RCI), a diversified Canadian communications and media company. For further information, please visit www.rogers.com

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications.  RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data.  RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements.  Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific.  RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM).  For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Odette Coleman
Rogers Wireless
(416) 935-6441
Odette.coleman@rci.rogers.com

Marisa Conway
Brodeur (for RIM)
(212) 515-1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	September 7, 2007	By:	/s/ Brian Bidulka
			Name:	Brian Bidulka
			Title:	Chief Accounting Officer